UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42751

Mega Fortune Company Limited

(Translation of registrant’s name into English)

Unit 327 3/F 16W 16, Science Park West Avenue
Shatin, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Operations

On September 29, 2026, Mega Fortune Company Limited (the “Company” or the “Registrant”) announced its financial results for the six months ended March 31, 2026. A copy of the Company’s press release announcing the results (and containing the Unaudited Condensed Consolidated Financial Statements as of March 31, 2026 and for the Six Months Ended March 31, 2026) is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

This Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit No.	Title of Exhibit
99.1	Mega Fortune Reports First Half 2026 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2026

MEGA FORTUNE COMPANY LIMITED

By:	/s/ Siu Fung Tang
Name:	Siu Fung Tang
Title:	Chief Executive Officer